

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 19, 2008

Mr. Gregory F. Kennedy
President and Chief Executive Officer
Entourage Mining Ltd.
475 Howe Street, Suite 614
Vancouver, British Columbia, Canada V6C 2B3

> **Re: Entourage Mining Ltd.**
> **Form 20-F for Fiscal Year Ended December 31, 2007**
> **Filed June 30, 2008**
> **File No. 000-50305**

Dear Mr. Kennedy:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2007

Key Information, page 4

Selected Financial Data, page 4

1.   You state in the second paragraph preceding the tabular information that your financial statements and the information in the table were prepared in accordance with *Canadian* GAAP. However, your cover page, auditor's report on page 36, and Note 2 to your financial statements, each indicate that your financial

statements were prepared in accordance with U.S. GAAP. Please revise your disclosures or obtain a corrected report from your auditor, as appropriate, to eliminate this inconsistency.

Controls and Procedures, page 31

2.   We note in your disclosure that, though you have addressed your evaluation of internal controls over financial reporting, you omitted your assessment of disclosure controls and procedures, required by Item 15(a) of Form 20-F. Accordingly, please amend your filing and include management's assessment of disclosure controls and procedures.

In this regard, disclose, if true, that you evaluated your disclosure controls and procedures based on the definition in Exchange Act Rule 13a-15(e), and that your disclosure controls and procedures are effectively designed to ensure that information required to be disclosed by you in reports that you file or submit under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms and is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure. Refer to Exchange Act Rule 13a-15(e) for additional guidance.

3.   We note your statement "There were no *significant* changes in the Company's internal controls or in other factors that could *significantly* affect these controls *subsequent to* the date our Chief Executive Officer and Chief Financial Officer completed their evaluation." Please revise your disclosure to comply with Item 15(d) of Form 20-F, which requires that you disclose *any* change in your *internal control over financial reporting* that is identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15, *that occurred during the period covered by the annual report* that has *materially* affected, or is reasonably likely to *materially* affect, your internal control over financial reporting.

Report of Independent Registered Public Accounting Firm, page 36

4.   We note that your current auditor's report makes reference in the first paragraph of their report to the fact that your financial statements, for the period from January 16, 1995 (inception) to December 31, 2003, were reported upon by other auditors, and that the other auditor's reports have been furnished to them. However, your current auditor's report does not indicate the date of the other auditor's report, the type of report issued by the other auditor and, if the report was other than a standard report, the substantive reasons therefor, as required by

AU 508.74. Accordingly, please obtain an updated report from your auditor that fully complies with the requirements of AU 508.74, and include it in an amended filing.

Exhibits 12.1 and 12.2

5.   We note that each of your officers' certifications included their respective titles in the first line of their certifications, which is not permitted, per Instruction 12 to Item 19 of Form 20-F. Accordingly, please omit your officers' titles from their certifications in future filings.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Donald F. Delaney, at (202) 551-3863, or Shannon F. Buskirk, at (202) 551-3717, if you have questions regarding comments on the financial statements and related matters. Please contact me, at (202) 551-3461, with any other questions.

Sincerely,

Christopher J. White
Branch Chief